

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 1, 2009

VIA U.S. MAIL AND FAX (425) 881-7526

Mr. Kenneth Martin
Chief Executive Officer and Chief Accounting Officer
Hitor Group, Inc.
13221 Redmond Way
Redmond, Washington 98052

> **Re:** **Hitor Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 333-103986**

Dear Mr. Martin:

We have reviewed your response dated May 11, 2009 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2008

Financial Statements, page F-1

Statements of Operations, page F-3

1.   We see that you present statements of operations for the three months ended December 31, 2007 and the three months ended December 31, 2008 in this filing. Please tell us whether these interim financial statements have been audited. If so, please have your auditor revise his report to opine on the statements. Otherwise, please amend the filing to clearly label the statements as 'unaudited" or to remove them. In this regard, we note similar presentations included in your Forms 10-K for the years ended December 31, 2006 and 2007. This comment also applies to these filings.

Statements of Shareholders' Deficit, page F-5

2.   Please tell us why the ending balances disclosed in this statement are as of June 30, 2008. Also, tell us where page F-4 is in the filing.

Note 1 – Organization and Summary of Significant Accounting Policies, page 10

Inventory, page 10

3.   Please refer to our prior comment 3. We see from your revised disclosure that inventory is recorded at first-in first-out 'cost'. Please confirm that you write-down inventory to the lower-of-cost-or-market, that you create a new cost basis for any items which are written down and that those items cannot be marked up subsequently based on changes in underlying facts and circumstances. Revise your disclosure in future filings accordingly. Please note that we consider any amendments filed in response to our other comments a future filing for purposes of responding to this and any other "futures" comments.

Note 7 – Merger with LFG International, Inc., page 13

4.   Please refer to our prior comment 6. With regards to the table provided as part of your response, please respond to the following

    •   Please clarify for us if the table provided as part of your response includes the financial statements for both LFG and Nano-Jet as of the acquisition date, September 30, 2006.
    •   We noted that certain amounts do not foot across in your table to the combined column, primarily the liabilities. Please explain and reconcile.

- Please tell us how you accounted for the recapitalization with regards to your equity accounts, including the journal entries that were recorded as part of the recapitalization.

Note 9 – New Accounting Pronouncements, page 15

5.   Please refer to our prior comment 8. Tell us why your response indicates that future filings will disclose that the company adopted these statements as of March 31, 2008. It appears you were required to adopt these statements at January 1, 2008. Please explain. We refer you to paragraph 36 of SFAS 157 and paragraph 24 of SFAS 159.

Item 9A. Controls and Procedures, page 18

(a) Evaluation of Disclosure Controls and Procedures, page 18

6.   We note your disclosure that your Chief Executive Officer and Chief Financial Officer have "concluded that, as of December 31, 2008, [your] disclosure controls and procedures were not effective in providing reasonable assurance that information [you] are required to disclose in reports [you] file is recorded, processed, summarized and reported within the periods specified." Revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

(b) Management's Annual Report on Internal Control Over Financial Reporting, page 18

7.   The disclosure in your amendment to your Form 10-K is not consistent with your disclosure that was originally included in your Form 10-K for the year ended December 31, 2008 and does not meet the disclosure requirements of Item 308T of Regulation S-K. Please confirm to us that management has completed their assessment of your internal control over financial reporting and amend your filing to provide the disclosures required by Item 308T of Regulation S-K, including a statement of your responsibility, a statement identifying the framework used, a statement concluding whether your internal control over financial reporting is effective or not effective as of the end of the period, and finally, a statement regarding your auditors attestation.

Form 10-Q for the three month period ended March 31, 2009

Cover Page

8.   We noted that while this is your Form 10-Q for the three month period ended March 31, 2009, the cover page of the filing indicates this is your quarterly report for the period

ended June 30, 2008. Please ensure the cover page in future filings properly indicates the period of your quarterly report.

Forms 10-K/A for the year ended December 31, 2006 and December 31, 2007

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

9.   Your amended Forms 10-K for the years ended December 31, 2006 and December 31, 2007 do not include reports from your Independent Registered Public Accounting Firm that opine on the financial statements included in the filings. Please further amend the Forms 10-K to include the required auditor's report, ensuring that each is signed and dated by your auditor.

Item 8A. Controls and Procedures, page 18

(b) Management's Annual Report on Internal Control Over Financial Reporting, page 18

10.   We see your disclosure herein that you have noted a material weakness and significant deficiencies in your internal controls over financial reporting, but do not see where you conclude whether internal controls over financial reporting were effective or were not ineffective as of December 31, 2007. Please amend your filings to include management's conclusion regarding the effectiveness of your internal control over financial reporting at the end of December 31, 2007 and include all the disclosures required by Item 308T of Regulation S-K.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jay Webb
Reviewing Accountant